UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF September 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 3, 2025, XINYUAN Real Estate, Co., Ltd. (“Company”) received a notice from the New York Stock Exchange (“NYSE”, the “Exchange”) announcing that the staff of NYSE Regulation has determined to commence proceedings to delist the Company’s American Depositary Shares (“ADSs”) pursuant to Section 802.01B of the NYSE’s Listed Company Manual.

The Company has a right to a review of this determination by a Committee of the Board of Directors of the Exchange. The Company has until September 17, 2025 to appeal NYSE’s determination. The Company will make subsequent disclosures in the event it chooses to appeal NYSE’s determination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: September 11, 2025	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer